FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2006
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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(1)	Press Release, “Dr Reddy’s launches ‘Z & D’ – Zinc therapy for effective management of diarrhea,” April 3, 2006.

(2)	Press Release, “Dr. Reddy’s receives USFDA approval for fexofenadine hydrochloride,” April 13, 2006.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr Reddy’s launches ‘Z & D’ – Zinc therapy for effective management of diarrhea
April 3, 2006, Hyderabad, India: Dr Reddy’s has launched “Z&D”- a Zinc Sulphate formulation indicated as Adjuvant therapy along with ORS in the management of Acute and persistent Diarrhea. Available in 10 & 20 mg Dispersible orange flavoured Tablets as well as in 10mg/ml & 20mg/ml Dry Syrup for pediatric use, this product is intended to supplement the ORS (Oral Rehydration Salt) market.
Dr. Reddy’s is pioneer of low osmolarity ORS in India as per WHO /UNICEF guidelines. In diarrhea management Dr Reddy’s has a complete basket of Brands Like Rebalanz, Redotil, Lactiflora and Econorm. WHO/UNICEF and the Indian Academy of Pediatrics have jointly recommended that Zinc therapy along with ORS is a very effective management tool for Diarrhea. WHO / UNICEF have also stressed on the need to create awareness among clinicians, other health care providers and general public about the use of ZINC along with ORS. Dr Reddy’s launch of this Zinc Formulation will complement its existing product portfolio and will also support a social initiative under its program — “Drive against Diarrhea”.
Z & D has been launched nationwide and will be available for prescription by mid April 2006. The launch of the product will commence with a series of activities across the country in form of CMEs (Continuing Medical Education), Patient Education Programs, Awareness Camps and Social Mobilization Events like ORS Marathons.
With the Z & D meeting the WHO specifications, being economically priced and with leading pediatricians of the country having endorsed the therapy based on sound clinical studies, talks are on with UNICEF for their Global requirement.
Notes to the Editor:
•	Dr. Reddy’s had earlier taken up a social initiative named “Drive against Diarrhea”, in the year 2003-04.
•	Under this initiative, many activities were planned and executed for awareness creation and promotion of low osmolarity ORS. A nationwide implementation of ORS week, organizing awareness camps, conducting and supporting CMEs and free distribution of ORS samples was done.
•	Also under “Drive against Diarrhea” program eminent pediatricians and gastroenterologists were brought in common forum for formulating a practical guidebook on “current concepts in the management of Diarrhea”. This book was released by His Excellency; The President of India Dr. APJ Abdul Kalam and is well referred by many doctors and health workers nationwide.
•	Dr Reddy’s – Rebalanz is a low osmolarity ORS, Redotil is potent encephalinase inhibitor (anti hyper secretory agent), Lactiflora is a bacterial probiotic and Econorm is the unique biotherapeutic agent (saccharomyces boulardii – yeast probiotic).
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.

Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-55511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s receives USFDA approval for fexofenadine hydrochloride
Hyderabad, India, April 13, 2006: Dr. Reddy’s Laboratories (NYSE:RDY) announced that the U. S. Food and Drug Administration has granted final approval for the Company’s Abbreviated New Drug Application (ANDA) for fexofenadine hydrochloride tablets 30 mg, 60 mg and 180 mg. The Company will commence the commercial marketing of this product immediately.
In September 2002, Dr. Reddy’s filed the ANDA for fexofenadine hydrochloride tablets 30 mg, 60 mg and 180 mg with a Para IV certification on all orange book patents. Dr. Reddy’s was granted summary judgment with respect to 3 patents. Five patents remain in the litigation. The litigation is pending at the United States District Court for the District of New Jersey. No date is currently set for trial.
The 30-month period identified in section 505(j)(5)(B)(iii) of the Federal Food, Drug and Cosmetic Act has expired. The 180-day generic drug exclusivity awarded to Barr Laboratories has also expired.
Fexofenadine hydrochloride is the AB-rated generic equivalent of Sanofi-Aventis’ Allegra®. Allegra® is indicated for the relief of symptoms associated with seasonal allergic rhinitis and for the treatment of uncomplicated skin manifestations of chronic idiopathic urticaria in adults and children 6 years of age and older. As per IMS December 2005, the product had annual US brand sales of approximately $1.4 billion.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-55511620

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ V. Viswanath

Date: May 11, 2006		Name:	V. Viswanath
		Title:	Company Secretary